                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check   [X] Form 10-K     [  ] Form 20-F    [  ] Form 11-K     [ ] Form 10-Q
One):    [ ] Form N-SAR    [  ] Form N-CSR

For Period Ended:            December 31, 2004
                 ---------------------------------------------------------------

[ ]  Transition Report on Form 10-K       [  ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F       [  ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

For the Transition Period Ended:
                                ------------------------------------------------

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

  NOTHING  IN THIS FORM SHALL BE  CONSTRUED  TO IMPLY  THAT THE  COMMISSION  HAS
  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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            If the  notification  relates  to a portion  of the  filing  checked above, identify the item(s) to which the notification relates:__________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant                    NYFIX, INC.
                       ---------------------------------------------------------

Former name if applicable
                         -------------------------------------------------------

                                333 LUDLOW STREET
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Address of principal executive office (STREET AND NUMBER)

City, state and zip code         STAMFORD, CONNECTICUT 06902
                        --------------------------------------------------------

                                     PART II
                             RULE 12B-25(B) AND (C)

            If the subject report could not be filed without unreasonable effort or expense and the  registrant  seeks  relief  pursuant to Rule  12b-25(b),  the following should be completed. (Check box if appropriate.)

            (a) The reasons  described in reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]         (b) The subject annual report, semi-annual report, transition report on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day  following  the  prescribed due date; or the subject  quarterly  report or transition  report on
            Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The  accountant's  statement or other  exhibit  required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

            State below in  reasonable  detail the reasons why Form 10-K,  20-F,
11-K, 10-Q,  N-SAR,  N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            The annual report on Form 10-K of NYFIX,  Inc. (the  "Company")  for the period ended  December 31, 2004 could not be filed with the  Securities  and
Exchange Commission on a timely basis without  unreasonable effort or expense in light of the circumstances described below.

            Following  discussions between the Company's Audit Committee and its independent  registered  public  accounting  firm,  Deloitte & Touche  LLP,  the
Company  concluded on February 28, 2005,  that a restatement of prior  financial results is required.  The Company is reviewing its  accounting for stock options in connection with a previously disclosed stock option inquiry by the Securities and Exchange  Commission  and has concluded  that it  incorrectly  accounted for certain previously issued stock option grants.

            In addition,  the Company has determined that the non-cash valuation allowance  for  deferred  tax  assets  established  at  September  30,  2004 was overstated by  approximately  $3.0 million,  which had the effect of overstating the net loss reported for the three and nine months ended  September 30, 2004 by this  amount.  This  was  primarily  a result  of the  existence  of  previously unrecorded  deferred  tax  liabilities  related to the  Company's  2002 and 2004
acquisitions  of  Javelin   Technologies,   Inc.  and  EuroLink  Network,   Inc,
respectively.  The Company has not yet  determined  the full extent of the stock option adjustments that will be necessary, but anticipates that any deferred tax asset resulting  therefrom will significantly  offset the previously  unrecorded deferred tax liabilities noted above.

                                     PART IV
                                OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification

           MARK R. HAHN                  (203)                  425-8000
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               (Name)                (Area Code)            (Telephone number)

            (2) Have all other  periodic  reports  required  under Section 13 or
15(d) of the  Securities  Exchange  Act of 1934 or Section 30 of the  Investment
Company Act of 1940 during the  preceding 12 months or for such  shorter  period that the  registrant  was  required to file such  report(s)  been filed?  If the answer is no, identify report(s).
                                                                [X] Yes  [  ] No

            (3) Is it  anticipated  that any  significant  change in  results of operations  from the  corresponding  period  for the last  fiscal  year  will be reflected by the  earnings  statements  to be included in the subject  report or portion thereof?
                                                                [X] Yes  [  ] No

            If so:  attach  an  explanation  of  the  anticipated  change,  both narratively and  quantitatively,  and, if  appropriate,  state the reasons why a reasonable estimate of the results cannot be made.

            Prior to a determination  of the necessary  corrections as described in  response to Part III,  above,  a number of which may involve the fiscal year ended  December  31,  2003,  the Company is unable to  reasonably  estimate  the significant  change,  if any, in results of operations for the fiscal year ended
December 31, 2003.

                                   NYFIX, INC.
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                  (Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date March 17, 2005                           /s/ Mark R. Hahn
     ---------------                          ---------------------------------
                                              Name:  Mark R. Hahn
                                              Title: Chief Financial Officer

            INSTRUCTION.  The form may be signed by an executive  officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.  If
the  statement  is  signed  on  behalf  of  the   registrant  by  an  authorized
representative   (other   than   an   executive   officer),   evidence   of  the
representative's  authority to sign on behalf of the  registrant  shall be filed with the form.

                                    ATTENTION

            Intentional  misstatements  or omissions of fact constitute  Federal criminal violations. (See 18 U.S.C. 1001).